UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2024

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

On March 11, 2024, Can-Fite BioPharma Ltd. issued a press release entitled “Namodenoson Treatment for Pancreatic and Liver Cancer: Data will be Discussed in Out-licensing and Distribution Partnering Meetings at Bio Europe Conference”. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated March 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2024	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

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